UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

COMPUTER TASK GROUP, INCORPORATED

(Name of Subject Company)

CHICAGO MERGER SUB, INC.

(Offeror)

A Wholly Owned Subsidiary of

CEGEKA GROEP NV

(Offeror)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

205477102

(CUSIP Number of Class of Securities)

Stephan Daems

Cegeka Groep NV

Chief Financial Officer

Corda3, Kempische Steenweg 307

B-3500 Hasselt

Belgium

+32 11 24 02 34

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Jonathan Klein

Brian Wohlberg

DLA Piper LLP (US)

1251 6th Ave.

New York, NY 10020

212-335-4902

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, filed by Chicago Merger Sub, Inc., a New York corporation (“Merger Sub”) and a wholly owned subsidiary of Cegeka Groep NV, a Belgian limited liability company (“Parent” or “Cegeka”) with the U.S. Securities and Exchange Commission on August 23, 2023 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Merger Sub to purchase all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of Computer Task Group, Incorporated, a New York corporation (the “Company” or “CTG”), at a price of $10.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated August 23, 2023 (the “Offer to Purchase”) and in the accompanying Letter of Transmittal, which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.” This Amendment is being filed on behalf of Merger Sub and Parent. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the Offer to Purchase.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following paragraphs thereto:

“On September 21, 2023, Parent and Merger Sub announced an extension of the Expiration Date until one minute after 11:59 P.M., Eastern Time, on October 13, 2023, unless the Offer is further extended or earlier terminated pursuant to the terms of the Merger Agreement. The Offer was previously scheduled to expire one minute after 11:59 P.M., on September 20, 2023.

The Depositary has advised Parent that, as of 5:00 p.m., Eastern Time, on September 20, 2023, approximately 11,640,378.197500 Shares had been validly tendered into and not validly withdrawn from the Offer, representing approximately 76.5467% of the outstanding Shares.

The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(1)(H) and incorporated herein by reference.”

The information set forth in the Offer to Purchase under “Section 16—Certain Legal Matters; Regulatory Approvals” and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items 1 through 9 and Item 11 incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding at the end of the first paragraph under “Legal Proceedings Related to the Offer” the following subsection:

“Floyd Stockholder Litigation. On September 11, 2023, Mr. Floyd gave notice to the court of the withdrawal of his order to show cause in light of CTG’s revised disclosures included in Amendment No. 2 to the Schedule 14D-9 filed by CTG with the SEC on September 11, 2023.”

Amendments to the Offer to Purchase and Exhibits to the Schedule TO.

All references to “one minute after 11:59 P.M., Eastern Time, on September 20, 2023” set forth in the Offer to Purchase (Exhibit (a)(1)(A)), Letter of Transmittal (Exhibit (a)(1)(B)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(C)) and Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) are hereby amended and replaced with “one minute after 11:59 P.M., Eastern Time, on October 13, 2023.”

Item 1.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(1)(H)	Joint Press Release issued by Cegeka Groep NV and Computer Task Group, Incorporated on September 21, 2023.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2023

CHICAGO MERGER SUB, INC.

By:	/s/ Stijn Bijnens
Name:	Stijn Bijnens
Title:	President

CEGEKA GROEP NV

By:	/s/ Stijn Bijnens
Name:	Stijn Bijnens
Title:	Legal representative of ID&D NV, Managing Director and CEO

By:	/s/ Stephan Daems
Name:	Stephan Daems
Title:	Legal representative of Edsacon BV, Director and CFO